SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2004

BioProgress PLC

(Translation of registrant’s name into English)

HOSTMOOR AVENUE

MARCH, CAMBRIDGESHIRE

UNITED KINGDOM PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of January, 2004.

List of Exhibits:

1.	Press release regarding exercise of options.

15 January 2004

BioProgress plc (“BioProgress” or the “Company”)

Share options exercised and management team strengthened

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today that Graham Hind, the Chief Executive, has exercised options in respect of 100,000 ordinary shares of 1p each in the Company (“New Shares”) at a price of 42 pence per share, Malcolm Brown, Technical Director, has exercised options in respect of 80,000 New Shares at a price of 42 pence per share and Barry Muncaster (a significant shareholder within the meaning of the AIM Rules) has exercised options in respect of 80,000 New Shares at a price of 42 pence per share. Graham Hind, Malcolm Brown and Barry Muncaster are not permitted (without the consent of Collins Stewart Limited) to sell any shares in BioProgress before 23 May 2004.

A further 301,457 New Shares were allotted as a result of the exercise of options by other BioProgress employees, who took the opportunity to exercise their options before they expired, at prices ranging from 19 pence to 42 pence.

Application will be made for the New Shares to be admitted to trading on the Alternative Investment Market (“AIM”) of the London Stock Exchange plc. Admission of the New Shares to trading on AIM is expected to become effective on 22 January 2004.

The Company is also pleased to announce the appointment of Stephen Lee, who joined BioProgress on 12 January 2004 as Director of Engineering (a non plc Board position). Stephen has a first class honours degree in Mechanical Engineering from Manchester University and has more than twenty-five years senior level engineering experience in companies such as Rockwell PMC Limited, Protector Technologies and The Denby Pottery Company. In addition to Stephen’s appointment, Elizabeth Edwards, the current Company Secretary and Financial Controller of BioProgress plc has been appointed as Finance Director of BioProgress Technology Limited, the main operating subsidiary of BioProgress plc.

Commenting on the appointments, Graham Hind, Chief Executive of BioProgress plc, said: “Stephen brings a broad experience of precision engineering and importantly a track record of hands-on leadership, delivering complex engineering projects on time and within budget. Stephen’s skills and experience will be important as we work closely with Harro Hoefliger to deliver our technologies to the customers. Elizabeth Edwards has made a tremendous contribution to BioProgress as Financial Controller and in recognition of this has been appointed Finance Director of BioProgress Technology Limited.

“We will continue to structure and strengthen the management team to ensure we can effectively manage and fulfil the obligations which result from the major strategic alliances that we are now entering into with companies like FMC BioPolymer. The negotiations with FMC BioPolymer regarding the licensing of the NROBE® technology are progressing well; completion has been delayed by the Christmas and New Year holidays, but we are optimistic they will be finalised in the very near future.”

– Ends –

For further information:

BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674

grahamhind@bioprogress.com	www.bioprogress.com

Media enquiries:

Bankside

Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7444 4140

henry.ht@bankside.com	www.bankside.com

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/S/ ELIZABETH EDWARDS
Dated: January 15, 2004	Elizabeth Edwards
Chief Financial Officer